Room 4561

February 6, 2008

Martin Wade, III
Chairman and Chief Executive Officer
Broadcaster, Inc.
9201 Oakdale Avenue, Suite 200
Chatsworth, CA 91311

> **Re: Broadcaster, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed February 4, 2008**
> **File No. 0-15949**

Dear Mr. Wade:

We have reviewed your filing and have the following comments

General

1.   We note your response to comment 2 of our letter dated January 31, 2008. You do not appear to have provided your analysis as to whether Mr. Wade had the authority to withdraw the letter of intent with JamNow without direction from your board of directors. Please advise. Also, in regard to your revised disclosure that the decision to withdraw the letter of intent was not motivated by any shareholder action, we are in receipt of an e-mail dated December 27, 2007 from Mr. Wade to James Haft which contains statements that appear to contradict your disclosure. In the e-mail, Mr. Wade writes that "I have been contacted by the shareholder group that controls over 50% of the outstanding shares not to proceed with the JamNow transaction. In addition, I have received a letter from the group's Delaware counsel advising me not to do anything the shareholders wouldn't like pending the special shareholder meeting." Please advise.

2.   We note your response to comment 3 of our letter dated January 31, 2008. In your revised disclosure, you state that you retained the law firm of Lehman & Eilen as independent securities counsel and that the law firm has no prior relationship with any affiliate of the Company, including Mr. Quan. We note, however, that Lehman & Eilen is listed as the agent on an amended Schedule 13D filed by Nolan Quan on December 26, 2007. Please explain.

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As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503. If you thereafter have further questions, you may contact Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (516) 222-0948
        Leslie Marlow
        Lehman & Eilen LLP
        Telephone: (516) 222-0888